Filed by CapitalSource Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and
deemed filed pursuant to Rule
14a-12 of the Securities
Exchange Act of 1934
Subject Company: TierOne Corporation
Commission File No. 000-50015
This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, and including statements about the benefits of the merger between CapitalSource Inc. (“CapitalSource”) and TierOne Corporation (“TierOne”), which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of CapitalSource and TierOne may not be integrated successfully or such integration may take longer to accomplish than expected; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the merger may not be obtained or if obtained may not be on the proposed terms and schedule; TierOne’s stockholders may not approve the merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in CapitalSource’s 2006 Annual Report on Form 10-K, TierOne’s 2006 Annual Report on Form 10-K, and documents subsequently filed by CapitalSource and TierOne with the Securities and Exchange Commission. All forward-looking statements are based on information available when the statements are made. CapitalSource and TierOne are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.
CapitalSource intends to file with the SEC a registration statement that will include the proxy statement/prospectus of TierOne and other relevant documents to be mailed to security holders in connection with the proposed transaction. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CAPITALSOURCE, TIERONE AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to security holders of TierOne seeking approval of the proposed transaction. Investors will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the proxy statement/prospectus (when it becomes available) may be obtained free of charge by directing a request to CapitalSource Inc., 4445 Willard Avenue, 12th Floor, Chevy Chase, Maryland 20815, Attention: Tony Skarupa, Vice President, Finance, CapitalSource; or by directing a request to TierOne Corporation, 1235 N Street, Lincoln, Nebraska 68508, Attention: Edward J. Swotek, Senior Vice President, Investor Relations Department.
This document is not a solicitation of a proxy from any security holder of TierOne or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
TierOne, its directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TierOne’s directors and executive officers is available in the proxy statement filed with the SEC by TierOne on March 30, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
The following material was transcribed from television interviews performed on May 18, 2007.

     BROADCAST TRANSCRIPT
Video Monitoring Services of America, Inc.
(FAX)

Date	May 18, 2007
Time	05:00 PM — 05:30 PM
Station	KOLN-TV (CBS) Channel 10
Location	Lincoln, Neb.
Program	10-11 Today at Five
JON VANDERFORD, co-anchor:
A local bank is getting a new owner. Commercial lender CapitalSource has bought the Nebraska-based parent company of TierOne for $652 million in cash and stocks. According to the bank, the purchase will not affect current TierOne customers, only better their banking experience. (Clip of TierOne Bank)
Mr. GILBERT LUNDSTROM (Chief Executive Officer, TierOne Bank): I think our best message is that there will be no apparent change to anybody, as far as from the employees, from the community, or from the customers. We’re just going to be a stronger institution with a great partner.
VANDERFORD: Now, according to CapitalSource, TierOne will continue to operate as an independent bank and will remain headquartered in Lincoln, and the name won’t change.
# # #
For a videocassette (TV) or audiocassette (radio) of this news segment contact your nearest VMS office
Material supplied by Video Monitoring Services may only be used for internal review, analysis or research.
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BROADCAST TRANSCRIPT
Video Monitoring Services of America, Inc.
(FAX)

Date	May 18, 2007
Time	06:00 PM — 06:30 PM
Station	KOLN-TV (CBS) Channel 10
Location	Lincoln, Neb.
Program	10-11 News at Six
JON VANDERFORD, co-anchor:
TierOne Bank has a new owner.
SERESE COLE, co-anchor:
That’s right. Today, CapitalSources (sic) bought the Nebraska-based parent company, TierOne Bank, for $652 million in cash and stocks. Company says TierOne’s management and employees will remain in place, and the bank’s customers should not see many changes in products and services.
Mr. JOHN DELANEY (Chairman and CEO of CapitalSource): No. I think it’s business as usual for the customers, except in the future, as we continue to roll out new things we can do for the customers when we combine these franchises, I think customers will be very excited with what they see from TierOne once we’re working together with them.
COLE: The bank will also keep its Lincoln headquarters and operate as a division of CapitalSource.
# # #
For a videocassette (TV) or audiocassette (radio) of this news segment contact your nearest VMS office
Material supplied by Video Monitoring Services may only be used for internal review, analysis or research.
Any publication, re-broadcast or public display for profit is forbidden.